FORM 6-K



                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of           December                                    2003
                           ---------------------------------        -----------
Commission File Number     000-23464
                           ---------------------------------        -----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F      X
                  ----------------                    --------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No        X
                    ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                 DOCUMENT INDEX



 Document                                                                                  Page No.

    1.           News Release dated December 9, 2003 ("HUMMINGBIRD
                 ENTERPRISE(TM) DELIVERS AN 84% ROI FOR LEADING SPANISH LAW FIRM,
                 CUATRECASAS")                                                                4
     2           News Release dated December 15, 2003 ("HUMMINGBIRD AND RICOH
                 CORPORATION FORM TECHNOLOGY ALLIANCE")                                       7
     3           News Release dated December 16, 2003 ("HUMMINGBIRD ANNOUNCES
                 AVAILABILITY OF HUMMINGBIRD BI(TM)8.5)                                      11

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                                                                  Document 1


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[GRAPHIC OMITTED]

           HUMMINGBIRD ENTERPRISE(TM) DELIVERS AN 84% ROI FOR LEADING
                         SPANISH LAW FIRM, CUATRECASAS

      Nucleus Research report finds Cuatrecasas increased user and IT staff productivity and reduced costs, saving more than $1.3 million annually, after deploying Hummingbird's complete enterprise information management system

Toronto - December 9, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that the Hummingbird Enterprise(TM) comprehensive suite of information and knowledge management solutions delivered an 84% return on investment (ROI) to its customer, Cuatrecasas, one of the largest law firms in Spain, with a payback period of only 14 months.

According to an independent analysis conducted by Nucleus Research, a global provider of ROI-focused research and advisory services, Cuatrecasas achieved a positive ROI on its Hummingbird deployment because of increased employee productivity; reduced administrative burden on IT staff in its various locations; and redeployment of hardware formerly needed for supporting disparate systems. The benefits to Cuatrecasas, both direct and indirect, amounted to annual savings of more than $1.3 million.

One of the largest independent law firms in Spain, Cuatrecasas currently employs 600 attorneys in 17 offices in the main Spanish and Portuguese cities, Brussels, New York and Sao Paulo. With an increasing global presence, Cuatrecasas needed to improve the collaboration and information exchange among employees located in different offices. In May 2002, after an extensive search for a feature-rich knowledge management solution, the firm chose the Hummingbird Enterprise suite of integrated solutions including the document and knowledge management, portal and collaboration technologies.

"With Hummingbird Enterprise we have standardized information sharing across our global offices, providing a centralized collaboration and document management system. Our employees can easily and quickly search and share information and reuse best practices content regardless of location, improving productivity of attorneys and administrative assistants," said Francesc Munoz, director, information technology, at Cuatrecasas. "Hummingbird offered us the broadest, out-of-the-box functionality available. We were able to implement the software in a short time, while customizing the implementation to our own requirements on an ongoing basis."

Hummingbird Enterprise provides Cuatrecasas users with a single Web-based desktop solution that enables seamless and secure access to the firm's collective expertise, where and when they need it. The law firm has created online communities organized around practice areas, geographies, and similar categories to facilitate immediate access to best practices content. The centralized collaboration and document management system standardizes the firm's information assets ensuring staff will always access the most current version of a file, improving accuracy of information.

"Increased user productivity was the most significant benefit to the firm," said Shruti Yadav, analyst at Nucleus Research, Inc. "Nucleus found that Hummingbird's search and retrieval capabilities brought about a 10% reduction in the time spent by Cuatrecasas employees on document management. In addition, the Hummingbird portal improved efficiency in the publishing process by nearly 300%."

"The Nucleus ROI studies for McGuireWoods and, now, Cuatrecasas, are clear confirmation that our solutions deliver significant and measurable benefits to our customers in the legal community," said Barry Litwin, president, Hummingbird Ltd. "It is no surprise that Hummingbird's complete enterprise information management solution continues to be the top choice among law firms worldwide."

The complete Cuatrecasas ROI case study by Nucleus Research is available on the Hummingbird website at:
http://www.hummingbird.com/collateral/roi/cuatrecasas.html
----------------------------------------------------------

About Cuatrecasas
-----------------
Cuatrecasas is one of the largest independent law firms in Spain, specializing in all areas of business law, including corporate and finance, tax, litigation, and labor. Founded in 1917, the firm currently has 600 attorneys and 17 offices in the main Spanish and Portuguese cities, Brussels, New York, and Sao Paulo. Cuatrecasas advises more than a fifth of the Spanish "Fortune 500" and 57% of the 35 first Spanish listed companies. In 2001, the firm advised on some of the most complex transactions in the Spanish market, being especially active in foreign investments in Spain and counseling Spanish companies expanding abroad.

About Nucleus Research
Nucleus Research is an independent global research and advisory firm that provides CFOs and CIOs with the financial and technology insight they need to make clear, accurate assessments of the returns from their technology investment. The company is the first firm of its kind to blend financial analysis with comprehensive technology expertise to deliver 100% impartial return-on-investment (ROI) information to organizations worldwide. Nucleus Research uses an uncompromising set of processes and tools to evaluate the financial return on IT assets throughout a technology's life cycle, from selection and deployment to upgrade and retirement. Nucleus Research's ROI assessment methodology can be applied to virtually any technology investment. For more information, please visit www.NucleusResearch.com.
                                   -----------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360-degree view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.



About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com.
                           --------------------------

Hummingbird contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                Document 2

[GRAPHIC OMITTED]

          HUMMINGBIRD AND RICOH CORPORATION FORM TECHNOLOGY ALLIANCE Relationship introduces two distinct applications extending Hummingbird
         Enterprise(TM) solutions to help customers simplify business processes, improve productivity and reduce costs

Toronto - December 15, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced a technology alliance with Ricoh Corporation, the leading provider of digital office equipment. Hummingbird's relationship with Ricoh further extends Hummingbird Enterprise solutions to provide customers with the ability to easily and securely capture, manage and share scanned documents and photographic images across the enterprise, from multiple sources to a single repository, streamlining business processes and improving productivity.

The Hummingbird and Ricoh technology alliance introduces two distinct applications: Ricoh GlobalScan(TM) document scanning software linked to the Hummingbird DM(TM) system; and a new geo-imaging solution integrating Hummingbird Enterprise(TM) for ESRI with the Ricoh GPS-enabled digital camera.

RICOH GLOBALSCAN INTEGRATES WITH HUMMINGBIRD DM
Ricoh GlobalScan software, combined with Ricoh Aficio multi-function products
(MFPs), can link seamlessly to the Hummingbird DM system allowing users to scan and index documents into Hummingbird document management repositories directly from the touch-screen panel of the Ricoh Aficio MFPs. The combined technologies offer a scalable and secure Internet information management platform allowing users to collaborate on critical business content and store the information with a touch of a button. Ricoh's network log-in authentication feature provides Hummingbird customers with secure network access at the scanning device.

With Ricoh's GlobalScan software architecture all information such as indexes, database information and file types are displayed and accessed easily through the Aficio MFPs front panel which delivers unparalleled security, scalability and performance at a remarkably low total cost of ownership. The Hummingbird DM integration can be easily tailored to meet specialized requirements, dynamically linking the applications and reflecting customized user information on the Ricoh Aficio MFP front panel.

Vastly different from most scanning software products, GlobalScan acts as a network service so one server will support multiple Aficio devices. By integrating the Ricoh GlobalScan document scanning solution with Hummingbird DM, paper-based documents will be made more readily available across the enterprise, simplifying how employees publish and share information.

"Our alliance with Hummingbird enhances both our offerings for the benefit of our respective customers," said Hede Nonaka, vice president of marketing for Ricoh Corporation. "With GlobalScan and Hummingbird DM linked together we are able to offer our customers a strong solution for their workflow needs."

GEO-IMAGING SOLUTION FOR HUMMINGBIRD ENTERPRISE(TM) FOR ESRI
Hummingbird and Ricoh offer a geo-imaging solution integrating Hummingbird Enterprise for ESRI with the Ricoh GPS-enabled digital camera. The integrated solution provides customers with a fully automated and error-free way to integrate photographic images with geographic information system (GIS) documents and maps. The Ricoh digital camera captures the global positioning system (GPS) latitude and longitude coordinates at the time a picture is taken. This spatial meta-data is permanently encoded into the image and is used to geographically position the image when it is uploaded to the Hummingbird Enterprise for ESRI solution. The result is a fully automated solution for positioning pictures in geo-space.

The Hummingbird Enterprise for ESRI integration with the Ricoh digital GPS camera will benefit any user that needs to capture critical images and have them automatically associated to a property or a geo-coordinate. For example, real estate developers can integrate images of properties with corresponding documents; police and emergency response crews can geolink crime scene images and graffiti tags. When the image has been loaded into the Hummingbird Enterprise for ESRI solution they can be retrieved by clicking on a web-based geographic feature, so employees can locate corresponding records, documents, or images concerning a specific facility, property or location.

Photographic documentation can be wirelessly transmitted or synchronized into GIS databases when the user returns to the office. Users can retrieve the image by clicking on the map or by searching in the Hummingbird document management repository.

Ricoh and Hummingbird's new "Geo-Image" solution greatly enhances the traditional methods, which require that the picture be matched with the logs created by the GPS receivers at the time the image was taken. This traditional process not only requires multiple devices and excessive time, but it is also prone to errors or lost data.

"The unique combination of Ricoh's GPS-enabled camera and Hummingbird's DM system allows enterprise customers to enjoy the benefits of relating images to geo-space without the detriments inherent in alternate methods," said Jeff Lengyel, marketing manger for Ricoh's Digital Camera Division.

"We are very pleased to join forces with Ricoh. The Ricoh GlobalScan software combined with Aficio MFPs and linked with the Hummingbird DM system offers Hummingbird customers significant value-added capabilities and enhanced operational efficiencies," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With Hummingbird Enterprise for ESRI and the Ricoh GPS digital camera integration, photographic documentation and the associated GIS information is instantly available for viewing via a Web browser, allowing for business processes and collaboration to begin immediately, from anywhere in the world."

About Ricoh Corporation
Ricoh Corporation, headquartered in West Caldwell, N.J., is a subsidiary of Ricoh Company Ltd., the 67-year-old leading supplier of office automation equipment and electronics, with fiscal year 2002 sales in excess of $14.7 billion. Ricoh Corporation is a leading provider of digital office equipment, including color and black & white digital imaging systems, facsimile products, printers, scanners, digital duplicators and wide format engineering systems. Additionally, Ricoh offers a wide variety of document and printing solutions directly and through partners that enhance office productivity and document workflow.

Ricoh Corporation directly or through its subsidiaries markets and distributes products under the Ricoh, Savin, Gestetner and Lanier brands in North, Central and South America. For fiscal year 2002, Ricoh Corporation sales exceeded $2.8 billion. Information about Ricoh's complete range of products and services can be accessed on the World Wide Web at www.ricoh-usa.com.
                                     -----------------

About Hummingbird Enterprise(TM) for ESRI
Hummingbird Enterprise(TM) for ESRI, an integrated solution with ESRI's ArcIMS(TM) software, offers a web-based mapping interface for document and records management and queries by linking ESRI's ArcIMS software and Hummingbird DM(TM), an integral component of Hummingbird Enterprise(TM). Hummingbird Enterprise for ESRI is applicable across a broad range of industries including government, utilities, education, oil and gas, military and telecommunications. All geographic-based, business-critical information can immediately be linked through one web interface, not only to data, but also to a wide range of documents, such as photographs, engineering drawings, field notes and digitized audio and video. To learn more about Hummingbird Enterprise for ESRI, please visit the Hummingbird website at: http://www.hummingbird.com/solutions/business/gis.html
------------------------------------------------------

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: (416) 496-2200 ext. 2623
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

Ricoh contacts:
Russell Marchetta
(973) 882-2075
russell.marchetta@ricoh-usa.com
-------------------------------

                                                                   Document 3

                               [GRAPHIC OMITTED]

         HUMMINGBIRD ANNOUNCES AVAILABILITY OF HUMMINGBIRD BI(TM) 8.5
         ------------------------------------------------------------
  Flexible and user-friendly BI tools enhance business intelligence solution enabling companies to improve their decision-making effectiveness at the lowest cost of ownership

Toronto - December 16, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced Hummingbird BI(TM) 8.5, the latest Hummingbird Enterprise(TM) business intelligence solution. This Hummingbird BI release includes a broad range of customer-driven functionality, flexibility, and scalability enhancements to simplify user experience and increase productivity.

"The need for enterprise-wide access to data is increasing dramatically. As a result, business intelligence tools are spreading to a growing number and variety of users in an enterprise," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Query and reporting tools remain the most critical BI tools because they meet most enterprise needs. The enhancements to Hummingbird BI - an integrated suite of query, reporting and analysis tools - were specifically made to handle these requirements, enabling companies to improve their decision-making effectiveness."

The new release of Hummingbird BI offers administrators and end users robust new features and functionalities to enhance their experience via the web or the desktop, boosting the user experience and minimizing administrative and training requirements. Moreover, Hummingbird BI 8.5 contains architectural developments for openness, scalability and for tighter integration with other Hummingbird solutions.

Hummingbird BI 8.5 includes the following new features:

Enhanced Usability - Web and Desktop
Numerous enhancements have been made to further Hummingbird BI support of a wide range of users with different needs and levels of sophistication. This keeps user training to a minimum with straightforward and consistent interfaces across the thin-client and full-client tools. The many enhancements give users the ability to more quickly and easily create the reports they need, without administrative support, resulting in improved effectiveness across the organization and reduced costs. BI Web users now have more of the features that are available to desktop client users allowing them to create and edit reports according to their own needs.

Ease of Administration
Many capabilities have been added to enhance the administrative features and functionalities of Hummingbird BI. This new release aids administrators in the deployment and management of BI functionality without adding new technical requirements or resources. Administrators will have the ability to create a distribution package and automate upgrades, making the administrator's job much easier and quicker. By centralizing the management of the BI solution, BI administrators save time and improve the service provided to users.

Hummingbird Enterprise Integration
Architectural enhancements have provided further integration with other Hummingbird products, particularly Hummingbird DM(TM) and Hummingbird Portal(TM). Hummingbird BI is an integral part of the Hummingbird Enterprise suite of integrated products, providing reporting and analysis tools to facilitate the 360(0) view of an enterprise. By taking advantage of the integration between Hummingbird products, customers can benefit from a seamless solution that addresses the broad continuum of enterprise needs.

"Hummingbird BI 8.5 raises the bar dramatically for our business intelligence solution," added Pery. "Our customers have always been delighted with the flexible and easy-to-use functionality of Hummingbird BI. We anticipate the enhancements to usability, administration and integration in this latest release will deliver even greater value to enterprise query and reporting activities."

Availability: Hummingbird BI 8.5 is now available. For more information, please visit the Hummingbird Web site at:
http://www.hummingbird.com/products/bi/index.html
-------------------------------------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1470 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird contacts:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Manager, Media and Public Relations
Hummingbird Ltd.                           Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com
----------------------------               ---------------------------------

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Hummingbird Ltd.
                                          -------------------------------------
                                                        (Registrant)



Date:   January 5, 2004                   By:   /s/ Inder P.S. Duggal
      -------------------------              ----------------------------------
                                                        (Signature)
                                                   Inder P.S. Duggal
                                                   Chief Financial Officer and
                                                   Chief Controller